Exhibit 99.1

PRESS RELEASE

Paris, April 29, 2014

Q1 2014 Business EPS(1) up 5.8% at CER

•         Total Group sales(2) increased 3.5% to €7,842 million while our growth platforms(3) sales grew 7.9% to €5,776 million and accounted for 73.7% of total sales in Q1 2014.

•         First quarter business net income(1) and business EPS(1) were €1,547 million (+5.6% at CER) and €1.17 (+5.8% at CER, -3.3% on a reported basis), respectively.

•         Free Cash Flow after capital expenditures increased by 20.6% to €1,396 million.

•         The first dengue vaccine Phase III study in Asia met its primary endpoint with a 56% reduction of dengue disease cases.

•         Positive results from the Phase III ODYSSEY MONO study with alirocumab were presented at the ACC medical congress; we expect top line readouts from 9 additional Phase III studies by the end of Q3 2014.

•         Positive Phase IIa study results evaluating dupilumab in Atopic Dermatitis were presented at the AAAAI medical meeting. Top line Phase IIb data are anticipated to report in the second quarter followed by an expected Phase III initiation in Q3 2014.

•         The Phase III program for LixiLan, the Fixed-Ratio combination of Lantus®/Lyxumia®, was recently initiated.

•         Genzyme is expected to resubmit the LemtradaTM sBLA for FDA review in Q2 2014.

•         Chattem launched Nasacort® OTC nasal spray in February 2014 while Merial launched NexGardTM, our next generation flea and tick product, in Q1 2014 in the U.S.

•         Sanofi will use the equity method to account for its 20% ownership interest in Regeneron from April 4, 2014.

•         The performance of the first quarter is in line with the full year guidance announced on February 6, 2014. The continued performance of growth platforms, expenses in new product launches and the late-stage pipeline is expected to lead to 2014 business EPS(1) growth between 4% and 7% at CER, barring major unforeseen adverse events.

Sanofi Chief Executive Officer, Christopher A. Viehbacher commented:

“The Group’s financial performance in the first-quarter continued the growth trajectory that emerged at the end of 2013.  Our Business EPS(1) grew 5.8% at CER which is in line with our full-year financial guidance.  Importantly, our pipeline showed steady progress.  We presented study results for alirocumab, dupilumab, initiated the LixiLan Phase III program and announced plans to resubmit the sBLA for LemtradaTM. In addition, the first dengue vaccine Phase III study met its primary endpoint. During the next three quarters of 2014, we expect important development milestones for multiple high potential pipeline projects including ToujeoTM (U300), the Dengue vaccine, alirocumab, Cerdelga® and dupilumab.”

(1) See Appendix 6 for definitions of financial indicators; (2) Growth in net sales is expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 6 for a definition); (3) See page 2.

Investor Relations: (+) 33 1 53 77 45 45 - E-mail: IR@sanofi.com     —     Media Relations: (+) 33 1 53 77 46 46 - E-mail: MR@sanofi.com

Web site: www.sanofi.com  Mobile app : SANOFI IR available in the App Store and on Google Play

2014 first-quarter key figures

	Q1 2014	Change (reported)	Change (CER)
Net sales	€7,842m	-2.7%	+3.5%
Business net income(1)	€1,547m	-3.2%	+5.6%
Business EPS(1)	€1.17	-3.3%	+5.8%

In order to facilitate an understanding of our operational performance, we comment on our business net income statement. Business net income(1) is a non-GAAP financial measure. The consolidated income statement for Q1 2014 is provided in Appendix 4 and a reconciliation of business net income to consolidated net income in Appendix 3. Consolidated net income for Q1 2014 was €1,084 million, compared to €989 million for Q1 2013. Consolidated EPS for Q1 2014 was €0.82 versus €0.75 for Q1 2013.

2014 first-quarter net sales

Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates(1).

In the first quarter of 2014, Sanofi generated sales of €7,842 million, a decrease of 2.7% on a reported basis. Exchange rate movements had a negative effect of 6.2 percentage points primarily reflecting the depreciation of the U.S. Dollar, Japanese Yen, Brazilian Real, Russian Ruble, Argentine Peso, Turkish Lira and the Australian Dollar against the Euro.

Growth Platforms

In the first quarter, sales of the Group’s growth platforms totaled €5,776 million, an increase of 7.9%, driven by the performance of Diabetes (up 13.2%), CHC (up 18.6%), Genzyme (up 21.5%) and “Other Innovative Products” (up 22.6%). The Group’s growth platforms accounted for 73.7% of total consolidated sales in the first quarter, up from 71.0% in the first quarter of 2013.

€ million	Q1 2014 net sales	Change at CER
Diabetes	1,662	+13.2%
Consumer Healthcare (CHC)	885	+18.6%
Vaccines	628	-4.2%
Genzyme	566	+21.5%
Animal Health	517	-1.6%
Other Innovative products(a)	190	+22.6%
Emerging Markets(b)	2,590	+5.5%
of which Diabetes, Vaccines, CHC, Animal Health, Genzyme and Other Innovative Products	1,262	+12.4%
of which other products	1,328	-0.3%
Total Growth Platforms	5,776	+7.9%

(a)         Includes products launched since 2009 which do not belong to the other Growth Platforms listed above: Multaq®, Jevtana®, Zaltrap®, Auvi-QTM/Allerject™ and Mozobil®

(b)         World excluding the U.S. and Canada, Western Europe, Japan, Australia and New Zealand

Pharmaceuticals

Sales for Pharmaceuticals increased 4.7% to €6,697 million in the first quarter of 2014 driven by Genzyme, Diabetes and CHC.

(1) See Appendix 6 for definitions of financial indicators

Diabetes

€ million	Q1 2014 net sales	Change at CER
Lantus®	1,448	+13.5%
Amaryl®	86	0.0%
Apidra®	75	+19.7%
Insuman®	32	+3.0%
Blood Glucose Monitoring	16	+45.5%
Lyxumia®	5	—
Total Diabetes	1,662	+13.2%

The Diabetes division generated sales of €1,662 million in the first quarter, an increase of 13.2%. Lantus® sales were up 13.5% to €1,448 million driven by the U.S. (+14.5% to €951 million) and Emerging Markets (+17.9% to €225 million). In the U.S., Lantus® volume sell-in was down this quarter given unfavorable trade inventory fluctuations (around €70 million). Lantus® SoloSTAR® represented 60.8% of total Lantus® sales in the quarter in the U.S., versus 57.0% in the first quarter of 2013. In China, Lantus® sales grew 39.4% to €45 million. Sales of Lantus® in Western Europe grew 5.6% to €208 million.

Lyxumia® (lixisenatide), a once-daily prandial GLP-1 receptor agonist is now available in a number of countries such as Italy, Spain, Japan, Mexico, with additional launches expected in 2014. First-quarter sales of Lyxumia® were €5 million. In Germany, Sanofi suspended in-country distribution of lixisenatide on April 1, 2014 given unsuccessful pricing negotiation with the National Association of Statutory Health Insurance Funds (SpiBu). An arbitration process is ongoing and after the completion of this process, Sanofi will reassess the situation.

Sales of Apidra® increased 19.7% to €75 million in the first quarter driven by Western Europe (+21.1% to €23 million) and Emerging Markets (+28.6% to €17 million).

First-quarter sales of Amaryl® were stable at €86 million reflecting 6.0% growth in Emerging Markets (€65 million) offset by generic competition in Japan where sales decreased 19.0% to €15 million.

Consumer Healthcare

€ million	Q1 2014 net sales	Change at CER
Allegra®	104	+14.1%
Doliprane®	88	+7.2%
Essentiale®	66	+45.1%
Enterogermina®	38	+5.1%
Nasacort®	42	—
No Spa®	28	+3.3%
Maalox®	27	+20.0%
Lactacyd®	25	+11.1%
Dorflex®	23	+7.7%
Other CHC Products	444	+11.8%
Total Consumer Healthcare	885	+18.6%

First-quarter sales of Consumer Healthcare products (CHC) grew 18.6% to €885 million. At the beginning of February, Nasacort® Allergy 24HR nasal spray was available over-the-counter (OTC) in the U.S. to relieve nasal allergy symptoms. Nasacort Allergy 24HR is the first and only medicine in its class to be available at full prescription strength without the need for a prescription. U.S. sales of Nasacort® were €36 million in the first quarter. In addition, Lactacyd® and Maalox® recorded double-digit growth in sales in the first quarter.

Some products previously recorded in prescription pharmaceuticals in the first quarter of 2013 were transferred to Consumer Healthcare products and totaled €68 million. Excluding this change of perimeter, sales of CHC grew 9.4% reflecting the success of the Nasacort® Rx-to-OTC switch in the U.S. and strong performance in Emerging Markets (+13.7%).

Genzyme

€ million	Q1 2014 net sales	Change at CER
Cerezyme®	168	+5.8%
Myozyme® / Lumizyme®	121	+7.8%
Fabrazyme®	98	+13.0%
Aldurazyme®	41	+16.2%
Total Rare Diseases	483	+8.5%
Aubagio®	78	+305.0%
LemtradaTM	5	—
Total Multiple Sclerosis	83	+330.0%
Total Genzyme	566	+21.5%

Genzyme first-quarter sales increased 21.5% to €566 million, driven by Aubagio® with sales of €78 million versus €20 million in the first quarter of 2013. Genzyme recorded double digit growth in all regions with +31.0% in the U.S. (€212 million), +18.2% in Emerging Markets (€112 million), +14.8% in Western Europe (€194 million) and +19.6% in the rest of the world (€48 million).

First-quarter sales of Cerezyme®, the leading therapy for Gaucher disease, were €168 million, an increase of 5.8% driven by Emerging Markets (+10.0% to €56 million) and the U.S. (+7.0% to €45 million).

Sales of Myozyme®/Lumizyme® reached €121 million in the first quarter, an increase of 7.8%, supported by strong growth in Emerging Markets (+64.3% to €20 million).

First-quarter sales of Fabrazyme® increased 13.0% to €98 million due to patient accruals globally. Fabrazyme® continued to record strong growth in Western Europe (+25.0% to €25 million) reflecting market share gains. Fabrazyme® sales grew 12.8% to €51 million in the U.S.

Sales of Aubagio® were €78 million in the first quarter of which €59 million were in the U.S. The launch of the product in the first Western European countries (specifically Germany, Switzerland and Nordic countries) started in the fourth quarter of 2013 and sales reached €17 million in the first quarter of 2014.

Following its approval by the European Commission in September, Lemtrada™ (alemtuzumab, developed in collaboration with Bayer HealthCare to treat relapsing forms of multiple sclerosis) was launched in Germany in October 2013 with further roll-out across Europe expected in 2014. Lemtrada™ is also approved in Canada, Australia, Mexico and Brazil. First-quarter sales of the product were €5 million.

Other Innovative Products(4)

€ million	Q1 2014 net sales	Change at CER
Multaq®	73	+21.0%
Jevtana®	66	+30.8%
Mozobil®	25	0.0%
Zaltrap®	16	+45.5%
Auvi-Q™/Allerject™	10	+25.0%
Total Other Innovative Products	190	+22.6%

(4) Includes products launched since 2009 which do not belong to the other Growth Platforms

First-quarter sales of Multaq® grew 21.0% to €73 million driven by the U.S. (€60 million, up 26.5%). Sales of Jevtana® increased 30.8% to €66 million in the first quarter, reflecting recent launches in Western Europe (€38 million, up 58.3%). In the first quarter, sales of Zaltrap® (aflibercept, collaboration with Regeneron) reached €16 million, an increase of 45.5% driven by recent launches in Western Europe (€7 million vs. €1 million in Q1 2013)  which offset lower sales in the U.S. First-quarter sales of Mozobil® were stable at €25 million. Sales of Auvi-Q®/AllerjectTM(5) which was launched in the U.S. in January 2013, were €10 million (+25.0%) in the first quarter.

(5) Sanofi US licensed the North America commercialization rights to Auvi-Q™ from Intelliject,Inc.

Established Pharmaceutical Products

€ million	Q1 2014 net sales	Change at CER
Plavix®	487	+18.2%
Lovenox®	416	+1.4%
Aprovel®/Avapro®	179	-22.8%
Renvela®/Renagel®	172	+5.3%
Allegra®	80	-46.2%
Myslee®/Ambien®/Stilnox®	78	-14.9%
Synvisc® / Synvisc One®	70	-3.9%
Taxotere®	69	-28.7%
Eloxatin®	46	-15.3%

In the first quarter, sales of Plavix® grew 18.2% to €487 million. In Japan, sales were up 48.5% to €215 million reflecting strong underlying volume growth and favorable buying patterns in anticipation of an increase in the consumption tax. In Emerging Markets, sales grew 4.4% to €204 million. In China, sales reached €114 million, an increase of 6.4%. In Western Europe, sales of Plavix® decreased 4.6% to €62 million.

Sales of Lovenox® were €416 million in the first quarter (up 1.4%), reflecting good performance in Western Europe (+7.5% to €229 million), in Emerging Markets (+4.2% to €135 million) and generic pressure in the U.S. where sales of the branded product declined 32.7% to €32 million.

First-quarter sales of Aprovel®/Avapro® decreased 22.8% to €179 million, due to generic competition in Western Europe where sales decreased 45.5% to €54 million. Sales of the product in Emerging Markets were relatively stable at €95 million.

Sales of Renvela®/Renagel® totaled €172 million in the first quarter (up 5.3%) reflecting good performance in Emerging Markets (sales of €22 million vs. €13 million in Q1 2013) and slightly lower sales in the U.S. (down 2.5% to €114 million).

In the first quarter, sales of Allegra® as a prescription drug were €80 million, down 46.2% and sales of the Ambien® family of products were €78 million, down 14.9%, reflecting generic competition in Japan for both products.

Sales of Synvisc®/Synvisc One® were €70 million (down 3.9%) in the first quarter, impacted by lower sales in the U.S. (down 12.7% to €53 million).

First-quarter sales of Taxotere® decreased 28.7% to €69 million, reflecting generic erosion in the U.S. and Western Europe and lower sales in Emerging Markets (€39 million, down 23.2%). Sales of Eloxatin® decreased 15.3% to €46 million in the first quarter of 2014.

Generics

In the first quarter, sales of Generics totaled €421 million, an increase of 8.0%, reflecting the recovery in Brazil where sales grew to €52 million partially offset by lower sales of the authorized generics of Lovenox® and of Taxotere® in the U.S. In Emerging Markets, sales of generics increased 23.6% to €244 million due to the strong improvement in Brazil.

Vaccines

€ million	Q1 2014 net sales	Change at CER
Polio/Pertussis/Hib Vaccines (incl. Pentacel®, Pentaxim® and Imovax®)	211	-15.9%
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	135	+19.3%
Adult Booster Vaccines (incl. Adacel ®)	81	0.0%
Travel and Other Endemics Vaccines	75	+10.8%
Meningitis/Pneumonia Vaccines (incl. Menactra®)	56	-25.0%
Other Vaccines	70	+4.3%
Total Vaccines (consolidated sales)	628	-4.2%

First-quarter consolidated sales of Sanofi Pasteur were €628 million, a decrease of 4.2%, reflecting a phasing effect in Pentaxim® deliveries in Emerging Markets and strong sales for Imovax® in Japan and Menactra® in the previous year period. In the U.S., sales grew 23.8% to €279 million, driven by the continued gradual Pentacel® recovery. In Emerging Markets, sales were €261 million, a decrease of 15.0% due to Pentaxim® phasing.

First-quarter sales of Polio/Pertussis/Hib vaccines reached €211 million, a decrease of 15.9%. The first-quarter performance was impacted by timing of supply of Pentaxim®  in Mexico and China and lower sales of Imovax® in Japan due to the end of the catch-up cohort following its launch in September 2012. As expected, the first quarter performance reflected continued gradual Pentacel® recovery in the U.S.

Sales of influenza vaccines increased 19.3% to €135 million in the first quarter and included €16 million of H7N9 flu vaccines in the U.S. Sales of influenza vaccines were €21 million in the U.S., an increase of 40.0% (including H7N9 flu vaccines). In Emerging Markets, sales of influenza vaccines grew 17.2% to €105 million.

Sales of Adult booster vaccines were stable at €81 million in the first quarter. Sales of Adacel® were €63 million, an increase of 4.8%, reflecting a gradual supply recovery from Adacel® in the U.S.

First-quarter sales of travel and other endemic vaccines increased 10.8% to €75 million driven by higher Typhim Vi® sales.

First-quarter sales of Menactra® were €48 million, a decrease of 23.9%, reflecting a strong baseline in the first quarter of 2013 which benefited from a meningitis outbreak in Latin America and lower sales in Middle East.

First-quarter sales of Sanofi Pasteur MSD (not consolidated), the joint venture with Merck & Co. in Europe, were €158 million (a decrease of 8.8% on a reported basis), reflecting strong baseline for Gardasil® due to the catch up program in Nordic countries in the first quarter of 2013 and lower sales for pediatric vaccines tied to changes in the vaccine schedule implemented in April 2013 in France.

Animal Health

€ million	Q1 2014 net sales	Change at CER
Companion Animal	344	-3.7%
Production Animal	173	+2.8%
Total Animal Health	517	-1.6%
of which fipronil products	171	-8.2%
of which NexGardTM	23	—
of which avermectin products	114	-14.8%
of which Vaccines	154	-1.2%

First-quarter sales of Animal Health were €517 million, down 1.6%. In Emerging Markets, sales grew 3.9% to €121 million.

Sales of the Companion Animals segment were €344 million, a decrease of 3.7% in the first quarter. Merial started to prepare for the flea and tick season by introducing NexGardTM for dogs in the U.S. and in France in the first quarter. BroadlineTM, a unique product in the fight against external and internal parasites for cats and kittens, was also launched in France. Sales of NexGardTM were €23 million while sales of the anti-parasiticide

Frontline®/fipronil family of products were down 8.3% to €169 million. Furthermore, in the first quarter of 2013, Heartgard® (avermectin products line) benefited from a competitor supply issue in the U.S.

First-quarter sales of the Production Animals segment were €173 million, an increase of 2.8% driven by the performance of the swine business.

Net sales by geographic region

€ million	Q1 2014 net sales	Change at CER
Emerging Markets(a)	2,590	+5.5%
of which Latin America	734	+13.1%
of which Asia	734	+4.0%
of which Eastern Europe, Russia and Turkey	604	+4.0%
of which Africa	233	-11.0%
of which Middle East	253	+10.9%
United States	2,415	+7.5%
Western Europe(b)	1,998	-0.3%
Rest of the world(c)	839	-4.0%
of which Japan	587	-2.5%
TOTAL	7,842	+3.5%

(a)    World less the U.S., Canada, Western Europe, Japan, Australia and New Zealand

(b)    France, Germany, UK, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark

(c)     Japan, Canada, Australia and New Zealand

First-quarter sales in Emerging Markets were €2,590 million, an increase of 5.5%. Double-digit growth was recorded for Diabetes (+16.1%), CHC and Genzyme (+18.2%). Latin America reported double-digit sales growth over the period driven by the performance in Brazil. Sales in Brazil grew 19.9% to €359 million, reflecting a recovery of Generics (+113.3% to €52 million), strong performance of Diabetes (+25.0%) and vaccines (up 39.1%). Sales in China increased 10.3% to €377 million driven primarily by the performance of Diabetes and CHC partially offset by lower sales of vaccines due to timing of supply of Pentaxim®. Sales in Eastern Europe/Russia and Turkey increased 4.0% to €604 million driven by Russia (+8.8% to €195 million) and Turkey (+15.5%). Sales in Africa were €233 million, down 11.0%, reflecting changes in buying patterns and inventory policies by some customers in Algeria and Morocco.

First-quarter sales in the U.S. grew 7.5% to €2,415 million driven by strong performances from Diabetes (+14.4%), Genzyme (+31.0%), Vaccines (+23.8%) and CHC (+18.1%) supported by the success of the Nasacort® Rx-to-OTC switch.

First-quarter sales in Western Europe were stable (-0.3%) at €1,998 million, reflecting continued growth of Diabetes (+8.3%) and Genzyme (+14.8%) offset by generic competition to Aprovel®.

Sales in Japan were €587 million, a decrease of 2.5%, reflecting generic competition to Allegra®, Myslee® and Amaryl® and lower sales of Imovax®.

R&D update

Consult Appendix 5 for full overview of Sanofi’s R&D pipeline

Regulatory update

Regulatory updates since the publication of the Full-year 2013 results on February 6, 2014 include the following:

•                  In April, Sanofi and its subsidiary Genzyme announced that following constructive discussions with the U.S. Food and Drug Administration (FDA) the company plans to resubmit in the second quarter its supplemental Biologics License Application (sBLA) seeking approval of LemtradaTM (alemtuzumab) for the treatment of relapsing forms of multiple sclerosis. The resubmission will provide information to specifically address issues noted by the FDA in its December 2013 Complete Response Letter. Once the filing is accepted, the FDA will assign either a two month or six month review timeframe. Genzyme had previously announced its intention to appeal the FDA’s Complete Response Letter. In light of the planned resubmission, the company does not expect to pursue an appeal at this time.

•                  In March, SAR650984, a monoclonal antibody anti-CD38, obtained a designation as an orphan medicinal product from the European Medicines Agency for the treatment of myeloma.

•                  In February, the European Commission approved NexGardTM (afoxolaner) for the treatment of flea and tick infestations in dogs. NexGardTM can also be used as part of a treatment strategy for the control of Flea Allergy Dermatitis.

At the end of April 2014, the R&D pipeline contained 50 projects (excluding Life Cycle Management) and vaccine candidates in clinical development of which 12 are in Phase III or have been submitted to the health authorities for approval.

Portfolio update

Phase III:

•                  Sanofi Pasteur announced in April that the first of two pivotal Phase III efficacy studies with its dengue vaccine candidate has achieved its primary clinical endpoint. The efficacy study showed a significant reduction of 56% of dengue disease cases. Initial safety data are consistent with the good safety profile observed in previous studies. Full analysis of the data will be undertaken in the coming weeks and reviewed by external experts prior to disclosure at an upcoming international scientific congress and publication in a peer-reviewed journal later this year. The results of this first, large-scale efficacy study will be further complemented by results in the third quarter of 2014 from a second, large-scale study currently conducted in Latin America, including more than 20,000 volunteers.

•                  The first full data results from the Phase III ODYSSEY MONO study with alirocumab, an investigational monoclonal antibody targeting PCSK9 (collaboration with Regeneron), were presented at the American College of Cardiology’s 63rd Annual Scientific Session held in March. ODYSSEY is the global Phase III trial program for investigational compound alirocumab. ODYSSEY currently comprises 14 clinical trials enrolling more than 23,500 patients with hypercholesterolemia. We expect to report additional top-line Phase III data, beginning in June 2014 through the third quarter of 2014. All ongoing Phase III studies that are part of the ODYSSEY program are now fully enrolled (except ODYSSEY OUTCOMES).

•                  The filing of alirocumab in hypercholesterolemia in EU is expected in the fourth quarter of 2014.

•                  In April, Sanofi and Regeneron Pharmaceuticals, Inc. announced that the first Phase II study with alirocumab in Japanese patients met its primary endpoint. The results demonstrated that the mean low-density lipoprotein-cholesterol (LDL-C, or “bad” cholesterol) percentage reduction from baseline to week 12, the primary efficacy endpoint of the study, was significantly greater in patients randomized to receive one of three doses of alirocumab administered every other week (Q2W) - 150 milligrams (mg), 75 mg, and 50 mg, in combination with statin therapy, compared to patients receiving placebo. The Phase III program has now started in Japan.

•                  The Phase III program for LixiLan, the Fixed-Ratio combination of Lantus®/Lyxumia®, was recently initiated.

Phase II:

•                  ALN-TTRsc/SAR438714 (collaboration with Alnylam) is in Phase II development for the treatment of Familial Amyloidotic Cardiomyopathy (FAC). Furthermore, in April, the European Medicines Agency (EMA) Committee for Orphan Medicinal Products adopted a positive opinion recommending ALN-TTRsc for designation as an orphan medicinal product.

•                  In March, at the American Academy of Allergy, Asthma and Immunology Annual Meeting held in San Diego, positive data from a Phase IIa trial evaluating dupilumab, a human monoclonal antibody targeting the IL-4Rα subunit, administered for 12 weeks in patients with moderate-to-severe atopic dermatitis poorly controlled by topical agents were presented. At 12 weeks, the dupilumab group achieved statistically superior clinical outcomes compared to the placebo group in all measures of disease activity and pruritus. Updated data including a follow-up assessment up to 78 days from a smaller Phase II trial evaluating dupilumab co-administered with topical steroid (TCS) treatment were also presented. Relative to TCS alone, concomitant treatment with dupilumab and TCS provided marked, sustained, and significant improvement in clinical efficacy measures, despite use of less TCS.

•                  Sanofi has decided not to pursue the development of SAR 339658, an anti-VLA 2 monoclonal antibody, in ulcerative colitis and will instead focus on evaluating the use of this compound in multiple sclerosis by initiating a clinical Phase II study.

•                  The development of SAR3419 in Acute Lymphocytic Leukemia has been discontinued.

Phase I:

•                  Sanofi has decided not to exercise the licence option for RetinoStat®.

New Collaborations:

In March, Sanofi and UCB announced they had entered into a scientific and strategic collaboration for the discovery and development of innovative anti-inflammatory small molecules, which have the potential to treat a wide range of immune-mediated diseases in areas such as gastroenterology and arthritis. UCB NewMedicines, the research arm of UCB, has used an innovative approach to identify small molecule modulators of a biological pathway, for which parenterally administered biologic therapies have proven highly efficacious in patients. A dedicated team of scientists will be formed under the leadership of Sanofi and UCB, and will join forces in a discovery and development based collaboration to characterize and identify new potential therapies.

Sanofi Pasteur, the vaccines division of Sanofi, announced in March a long-term strategic cooperation with SK Chemical Co. to co-develop an innovative pneumococcal conjugate vaccine (PCV) with enhanced serotype coverage. This agreement will enable Sanofi Pasteur to access the global PCV market of $4 billion. The World Health Organization (WHO) recommends the use of PCVs in all countries.

First-quarter 2014 financial results

Business Net Income(1)

In the first quarter, Sanofi net sales reached €7,842 million, a decrease of 2.7% on a reported basis (+3.5% at constant exchange rates). Other revenues were €83 million, a decrease of 15.3% reflecting the end of royalties on Enbrel® sales in the U.S. in the first quarter of 2013.

First-quarter Gross profit was €5,409 million, down 3.6% and up 2.8% at constant exchange rates. The ratio of cost of sales to net sales (CoS ratio) reached 32.1%, an increase of 0.5 percentage points versus the first quarter of 2013. This reflects a CoS ratio improvement for Pharmaceuticals (positive impact of 0.4 percentage points at CER on the variation of the Group CoS ratio) but a dilutive impact of Vaccines and Animal Health (negative impact of 0.3 percentage points at CER on the variation of the Group CoS ratio for each) as well as unfavorable currency variations.

Research and Development expenses decreased 1.6% to €1,139 million. At constant exchange rates, Research and Development expenses increased slightly by 1.1% reflecting investment in the late-stage portfolio.

In the first quarter, selling and general expenses were €2,078 million, down 2.9%. At constant exchange rates, SG&A increased 2.5% reflecting investments in product launches (Aubagio®, LemtradaTM, Nasacort® OTC, NexGardTM). The ratio of selling and general expenses to net sales was 26.5% versus 26.6% in the first quarter of 2013

Other current operating income net of expenses was -€25 million in the first quarter versus €29 million in the first quarter of 2013 which included payments (€38 million) from Warner Chilcott related to Actonel® in the U.S. In the first quarter of 2014, this line included additional provisions related to ramipril litigation in Canada (€24 million).

The share of profits from associates was €13 million versus €18 million in the first quarter of 2013, while non-controlling interests decreased 14.6% to -€35 million.

(1)    See Appendix 6 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

Business operating income was €2,145 million, a decrease of 7.6%. At constant exchange rates, business operating income grew 0.6%. The ratio of business operating income to net sales was 27.4%.

Net financial expenses were €76 million, compared to €140 million in the first quarter of 2013 and included a capital gain of €41 million linked to the partial sale of a financial investment.

The first-quarter effective tax rate was 25%.

First-quarter business net income(1) was €1,547 million, a decrease of 3.2% and an increase of 5.6% at constant exchange rates.

In the first quarter of 2014, Business earnings per share(1) (EPS) were €1.17, down 3.3% and up 5.8% on a reported basis and at constant exchange rates, respectively. The average number of shares outstanding was 1,319.9 million this quarter versus 1,322.2 million in the first quarter of 2013.

From business net income to consolidated net income (see Appendix 3)

In the first quarter of 2014, the main reconciling items between business net income and consolidated net income attributable to equity holders of Sanofi were:

•                  A €677 million amortization charge related to fair value remeasurement on intangible assets of acquired companies (primarily Aventis: €257 million, Genzyme: €234 million and Merial €97 million) and to acquired intangible assets (licenses/products: €20 million). This item has no cash impact on the Group.

•                  An impairment loss against intangible assets of €3 million. This item has no cash impact on the Group.

•                  A charge of €8 million mainly reflecting an increase in the fair value of contingent considerations related to the CVRs (-€5 million) and Bayer contingent considerations (€12 million) linked to LemtradaTM .

•                  €51 million of restructuring costs mainly related to continuation of transformation in Europe and in the U.S.

•                  €35 million gain on Alnylam shares. This item has no cash impact on the Group.

•                  A €248 million tax effect arising from the items listed above, comprising €244 million generated by amortization charged against intangible assets and €15 million associated with restructuring costs. (see Appendix 3).

•                  In “Share of profits/losses from associates”, a charge of €8 million, net of tax, mainly relating to the share of amortization of intangible assets. This item has no cash impact on the Group.

Net Debt

In the first quarter of 2014, net cash generated by operating activities was €1,396 million after changes in working capital (-€29 million) and capital expenditures (€279 million) but before restructuring costs. This amount largely covered restructuring costs (€244 million), the repurchase of shares (€355 million), acquisitions and partnerships (€1,556 million of which €954 million related to Regeneron and €530 million related to Alnylam). As a consequence, net debt increased from €6,043 million at December 31, 2013 to €6,697 million at the end of March 2014 (amount net of €6,458 million cash and cash equivalents).

(1)         See Appendix 6 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2013. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:                             2014 first-quarter consolidated net sales net sales by geographic region and product

Appendix 2:                             2014 first-quarter business net income statement

Appendix 3:                             Reconciliation of business net income to net income attributable to equity holders of Sanofi

Appendix 4:                             2014 first-quarter consolidated income statements

Appendix 5:                             R&D pipeline

Appendix 6:                             Definitions

Appendix 1: 2014 first-quarter consolidated net sales by geographic region and product

Q1 2014 Net Sales	Total	% CER	% reported	Western Europe	% CER	United States	% CER	Emerging Markets	% CER	Rest of the World	% CER
Lantus	1,448	13.5%	8.2%	208	5.6%	951	14.5%	225	17.9%	64	8.8%
Apidra	75	19.7%	13.6%	23	21.1%	28	11.5%	17	28.6%	7	28.6%
Amaryl	86	0.0%	-8.5%	6	0.0%	0	—	65	6.0%	15	-19.0%
Insuman	32	3.0%	-3.0%	21	-4.5%	0	—	12	18.2%	-1	—
Lyxumia	5	—	—	3	—	0	—	0	—	2	—
Diabetes	1,662	13.2%	7.8%	275	8.3%	979	14.4%	320	16.1%	88	6.2%
Taxotere	69	-28.7%	-36.1%	4	-50.0%	3	-72.7%	39	-23.2%	23	-18.2%
Jevtana (*)	66	30.8%	26.9%	38	58.3%	20	0.0%	7	14.3%	1	100.0%
Eloxatine	46	-15.3%	-22.0%	1	-50.0%	1	-87.5%	30	-5.9%	14	6.7%
Thymoglobulin	52	22.7%	18.2%	8	0.0%	23	0.0%	18	90.0%	3	50.0%
Mozobil (*)	25	0.0%	-3.8%	8	0.0%	13	-7.1%	3	0.0%	1	100.0%
Zaltrap (*)	16	45.5%	45.5%	7	600.0%	8	-20.0%	1	—	0	—
Other Oncology	70	19.7%	14.8%	16	0.0%	45	31.4%	7	-12.5%	2	100.0%
Oncology	344	0.8%	-4.7%	82	22.4%	113	-5.7%	105	-4.2%	44	0.0%
Aubagio	78	305.0%	290.0%	17	—	59	205.0%	1	—	1	—
Lemtrada	5	—	—	5	—	0	—	0	—	0	—
Cerezyme	168	5.8%	-1.8%	59	3.5%	45	7.0%	56	10.0%	8	-9.1%
Myozyme	121	7.8%	4.3%	63	-6.1%	31	10.0%	20	64.3%	7	16.7%
Fabrazyme	98	13.0%	6.5%	25	25.0%	51	12.8%	9	-31.3%	13	66.7%
Aldurazyme	41	16.2%	10.8%	16	6.7%	7	14.3%	14	45.5%	4	-25.0%
Others	55	5.3%	-3.5%	9	-9.1%	19	-9.5%	12	33.3%	15	18.8%
Genzyme	566	21.5%	14.8%	194	14.8%	212	31.0%	112	18.2%	48	19.6%
Plavix	487	18.2%	8.2%	62	-4.6%	0	—	204	4.4%	221	42.5%
Lovenox	416	1.4%	-2.8%	229	7.5%	32	-32.7%	135	4.2%	20	0.0%
Aprovel	179	-22.8%	-25.7%	54	-45.5%	4	33.3%	95	-1.0%	26	-27.8%
Renagel And Renvela	172	5.3%	0.6%	32	0.0%	114	-2.5%	22	92.3%	4	0.0%
Allegra	80	-46.2%	-52.7%	3	50.0%	0	—	1	-96.6%	76	-37.0%
Stilnox	78	-14.9%	-22.8%	11	0.0%	16	-10.5%	16	-10.0%	35	-21.6%
Depakine	92	-7.5%	-13.2%	33	0.0%	0	—	56	-12.9%	3	33.3%
Synvisc / Synvisc One	70	-5.2%	-9.1%	6	20.0%	53	-12.7%	8	50.0%	3	0.0%
Tritace	68	-9.0%	-12.8%	32	-5.9%	0	—	34	-7.3%	2	-66.7%
Multaq (*)	73	21.0%	17.7%	10	0.0%	60	26.5%	2	0.0%	1	0.0%
Lasix	36	-5.0%	-10.0%	20	11.1%	1	0.0%	12	16.7%	3	-66.7%
Targocid	37	-9.3%	-14.0%	20	-9.1%	0	—	15	-5.6%	2	-33.3%
Orudis	35	14.3%	0.0%	5	-16.7%	0	—	29	21.4%	1	0.0%
Cordarone	32	0.0%	-8.6%	6	0.0%	0	—	18	5.3%	8	-10.0%
Xatral	24	-3.8%	-7.7%	10	11.1%	0	-100.0%	14	14.3%	0	-200.0%
Actonel	21	-17.9%	-25.0%	4	-16.7%	0	—	11	-20.0%	6	-14.3%
Auvi-Q / Allerject (*)	10	25.0%	25.0%	1	0.0%	8	33.3%	0	—	1	0.0%
Other Rx Drugs	909	-10.9%	-15.8%	407	-6.5%	98	-22.8%	320	-11.3%	84	-12.6%
Total Other Rx Drugs	2,819	-5.7%	-11.3%	945	-6.1%	386	-10.2%	992	-4.5%	496	-3.8%
Consumer Healthcare	885	18.6%	9.1%	200	0.0%	201	18.1%	435	34.8%	49	-13.4%
Generics	421	8.0%	-0.5%	139	0.0%	28	-46.3%	244	23.6%	10	100.0%
Pharmaceuticals	6,697	4.7%	-1.6%	1,835	0.0%	1,919	7.2%	2,208	8.6%	735	-1.2%
Polio Pertussis	211	-15.9%	-21.9%	6	0.0%	76	90.5%	92	-32.9%	37	-43.4%
Influenza Vaccines	135	19.3%	13.4%	0	—	21	40.0%	105	17.2%	9	9.1%
Meningite/Pneumonie	56	-25.0%	-30.0%	0	-100.0%	38	-4.8%	15	-54.3%	3	100.0%
Adult Booster Vaccines	81	0.0%	-4.7%	8	-42.9%	64	15.5%	7	-12.5%	2	-40.0%
Travel And Other Andemics Vaccines	75	10.8%	1.4%	5	0.0%	15	6.7%	41	7.1%	14	33.3%
Other Vaccines	70	4.3%	1.4%	2	—	65	6.3%	1	0.0%	2	-100.0%
Vaccines	628	-4.2%	-9.9%	21	-19.2%	279	23.8%	261	-15.0%	67	-28.4%
Fipronil	171	-8.2%	-12.8%	62	-1.6%	75	-21.8%	22	13.6%	12	36.4%
Nexgard	23	—	—	1	—	22	—	0	—	0	—
Vaccines	154	-1.2%	-6.1%	42	-2.3%	34	6.1%	75	-3.6%	3	0.0%
Avermectines	114	-14.8%	-19.7%	16	0.0%	67	-23.1%	12	16.7%	19	-8.7%
Others	55	11.5%	5.8%	21	4.8%	19	25.0%	12	27.3%	3	-25.0%
Animal Health	517	-1.6%	-6.7%	142	0.0%	217	-6.2%	121	3.9%	37	2.4%
Total Group	7,842	3.5%	-2.7%	1,998	-0.3%	2,415	7.5%	2,590	5.5%	839	-4.0%

Appendix 2: Business net income statement

First quarter	Group Total			Pharmaceuticals			Vaccines			Animal Health			Others
€ million	Q1 2014	Q1 2013(1)	Change	Q1 2014	Q1 2013(1)	Change	Q1 2014	Q1 2013(1)	Change	Q1 2014	Q1 2013(1)	Change	Q1 2014	Q1 2013(1)
Net sales	7,842	8,059	(2.7)%	6,697	6,808	(1.6)%	628	697	(9.9)%	517	554	(6.7)%
Other revenues	83	98	(15.3)%	68	83	(18.1)%	7	7	—	8	8	—
Cost of sales	(2,516)	(2,545)	(1.1)%	(1,988)	(2,034)	(2.3)%	(350)	(345)	1.4%	(178)	(166)	7.2%
As % of net sales	(32.1)%	(31.6)%		(29.7)%	(29.9)%		(55.7)%	(49.5)%		(34.4)%	(29.9)%
Gross profit	5,409	5,612	(3.6)%	4,777	4,857	(1.6)%	285	359	(20.6)%	347	396	(12.4)%
As % of net sales	69.0%	69.6%		71.3%	71.3%		45.4%	51.5%		67.1%	71.5%
Research and development expenses	(1,139)	(1,157)	(1.6)%	(995)	(990)	0.5%	(107)	(128)	(16.4)%	(37)	(39)	(5.1)%
As % of net sales	(14.5)%	(14.4)%		(14.9)%	(14.5)%		(17.0)%	(18.4)%		(7.2)%	(7.0)%
Selling and general expenses	(2,078)	(2,140)	(2.9)%	(1,791)	(1,836)	(2.5)%	(129)	(141)	(8.5)%	(158)	(163)	(3.1)%
As % of net sales	(26.5)%	(26.6)%		(26.7)%	(27.0)%		(20.6)%	(20.2)%		(30.5)%	(29.5)%
Other current operating income/expenses	(25)	29		(23)	30		(2)	2		6	(1)		(6)	(2)
Share of profit/loss of associates* and joint ventures	13	18		8	19		5	(1)
Net income attributable to non-controlling interests	(35)	(41)		(35)	(41)
Business operating income	2,145	2,321	(7.6)%	1,941	2,039	(4.8)%	52	91	(42.9)%	158	193	(18.1)%	(6)	(2)
As % of net sales	27.4%	28.8%		29.0%	30.0%		8.3%	13.1%		30.6%	34.8%
Financial income and expenses	(76)	(140)
Income tax expense	(522)	(583)
Tax rate**	25.0%	26.5%
Business net income	1,547	1,598	(3.2)%
As % of net sales	19.7%	19.8%
Business earnings per share*** (in euros)	1.17	1.21	(3.3)%

*   Net of tax

**  Determined on the basis of Business income before tax. associates, and non-controlling interests.

*** Based on an average number of shares outstanding of 1,319.9 million in the first quarter of 2014 and 1,322.2 million in the first quarter of 2013.

(1) Including impact of transition to IFRIC 21.

Appendix 3: Reconciliation of Business net income to Net income attributable to equity holders of Sanofi

€ million	Q1 2014	Q1 2013(1)	Change
Business net income	1,547	1,598	(3.2)%
Amortization of intangible assets (2)	(677)	(775)
Impairment of intangible assets	(3)	(10)
Fair value remeasurement of contingent consideration liabilities	(8)	(41)
Expenses arising from the impact of acquisitions on inventories	—	(3)
Restructuring costs	(51)	(54)
Other gains and losses, litigation	35 (3)	—
Tax effect of items listed above:	248	280
Amortization of intangible assets	244	259
Impairment of intangible assets	1	—
Fair value remeasurement of contingent consideration liabilities	1	4
Expenses arising from the impact of acquisitions on inventories	—	1
Restructuring costs	15	16
Other gains and losses, and litigations	(13)	—
Share of items listed above attributable to non-controlling interests	1	1
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(8)	(7)
Net income attributable to equity holders of Sanofi	1,084	989
Consolidated earnings per share(4) (in euros)	0.82	0.75	9.3%

(1)   Including impact of transition to IFRIC 21.

(2)   Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €657 million in the first quarter of 2014 and €749 million in the first quarter of 2013.

(3)  Day one profit on Alnylam shares presented in financial result.

(4)   Based on an average number of shares outstanding of 1,319.9 million in the first quarter of  2014 and 1,322.2 million in the first quarter of 2013.

See page 10 for comments on the reconciliation of business net income to consolidated net income.

Appendix 4: Consolidated income statement

€ million	Q1 2014	Q1 2013(1)
Net sales	7,842	8,059
Other revenues	83	98
Cost of sales	(2,516)	(2,548)
Gross profit	5,409	5,609
Research and development expenses	(1,139)	(1,157)
Selling and general expenses	(2,078)	(2,140)
Other operating income	10	71
Other operating expenses	(35)	(42)
Amortization of intangible assets	(677)	(775)
Impairment of intangible assets	(3)	(10)
Fair value remeasurement of contingent consideration liabilities	(8)	(41)
Restructuring costs	(51)	(54)
Other gains and losses, and litigation	—	—
Operating income	1,428	1,461
Financial expense	(147)	(157)
Financial income	106	17
Income before tax and associates and joint ventures	1,387	1,321
Income tax expense	(274)	(303)
Share of profit/loss of associates and joint ventures	5	11
Net income	1,118	1,029
Net income attributable to non-controlling interests	34	40
Net income attributable to equity holders of Sanofi	1,084	989
Average number of shares outstanding (million)	1,319.9	1,322.2
Earnings per share (in euros)	0.82	0.75

(1)   Including impact of transition to IFRIC 21.

Appendix 5: R&D Pipeline

Registration

Lemtrada™ (alemtuzumab) Anti-CD52 mAb Multiple sclerosis, U.S.	N **Cerdelga™ (eliglustat tartrate)** Glucosylceramide synthetase inhibitor Gaucher disease, U.S., EU
Quadracel® Diphtheria, tetanus, pertussis & polio vaccine; 4-6 y of age	**Fluzone® QIV ID** Quadrivalent inactivated influenza vaccine intradermal

Phase III

N **Toujeo™ (U300)** Insulin glargine Type 1+2 diabetes	N **alirocumab** Anti-PCSK-9 mAb Hypercholesterolemia	**Dengue** Mild-to-severe dengue fever vaccine
N **Lyxumia® (lixisenatide)** GLP-1 agonist Type 2 diabetes, U.S.	**Kynamro® (mipomersen)** Apolipoprotein B-100 antisense Severe HeFH, U.S.	**Clostridium difficile** Toxoid vaccine
LixiLan lixisenatide + insulin glargine Fixed-Ratio / Type 2 diabetes	N **sarilumab** Anti-IL-6R mAb Rheumatoid arthritis	**DTP-HepB-Polio-Hib (PR5I)** Pediatric hexavalent vaccine
N **patisiran SAR438037** mRNA inhibitor Familial amyloid polyneuropathy	**Jevtana® (cabazitaxel)** Metastatic prostate cancer (1L)	**VaxiGrip® QIV IM** Quadrivalent inactivated influenza vaccine
SYNVISC-ONE® Medical device Pain in hip OA		

Phase II

N **dupilumab** Anti-IL4Rα mAb Atopic dermatitis; Asthma; Nasal polyposis	N **SAR391786** GDF8 mAb Sarcopenia	N **SAR438714** (ALN-TTRsc) RNAi Familial amyloid cardiomyopathy
N **SAR339658** Anti-VLA 2 mAb Multiple sclerosis	N **SAR3419** Maytansin-loaded anti-CD19 mAb B-cell refractory/relapsed malignancies (NHL)	**Rotavirus** Live attenuated tetravalent Rotavirus oral vaccine
N **SAR156597** IL4/IL13 Bi-specific mAb Idiopathic pulmonary fibrosis	N **SAR256212** (MM121) anti-ErbB3 mAb Breast cancer (2L, 3L)	**Rabies VRVg** Purified vero rabies vaccine
N **SAR100842** LPA-1 receptor antagonist Systemic sclerosis	N Combination **SAR245409** (XL765) **/ MSC1936369B** Oral dual inhibitor of PI3K & mTOR / pimasertib Ovarian cancer	**Meninge ACYW conj.** 2nd generation meningococcal conjugate infant vaccine
sarilumab Anti-IL-6R mAb Uveitis	N **SAR279356** (F598) Anti-PNAG mAb Serious infections	**Tuberculosis** Recombinant subunit vaccine
N **fresolimumab** TGFβ antagonist Focal segmental glomerulosclerosis	N Combination **ferroquine / OZ439** Antimalarial Malaria

Appendix 6: Definitions of non-GAAP financial indicators

Net sales at constant exchange rates (CER)

When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the first quarter of 2013

€ million	Q1 2014
Net sales	7,842
Effect of exchange rates	497
Net sales at constant exchange rates	8,339

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

•                  by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•                  similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•                  for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Business net income

Sanofi publishes a key non-GAAP indicator. This indicator “Business net income”, replaced “adjusted net income excluding selected items”.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•                  amortization of intangible assets,

•                  impairment of intangible assets,

•                  fair value remeasurement of contingent consideration liabilities related to business combinations,

•                  other impacts associated with acquisitions (including impacts of acquisitions on associates),

•                  restructuring costs(1),

•                  other gains and losses (including gains and losses on disposals of non-current assets(1)),

•                  costs or provisions associated with litigation(1),

•                  tax effects related to the items listed above as well as effects of major tax disputes.

•                  The effects of major tax disputes, the tax on dividends distributed to Sanofi shareholders

(1)    Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.